UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 29)

MAXXAM Inc.

(Name of Issuer)

Common Stock,
par value $.50 per share
(Title of Class of Securities)

577913-10-6
(CUSIP Number)

Timothy J. Neumann
Giddeon Holdings, Inc.
5847 San Felipe, Suite 2600
Houston, Texas 77057
(713) 975-7600
(Name, Address and Telephone Number
of Person Authorized to Receive
Notices and Communications)

February 26, 2002
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Giddeon Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / X / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / / Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,411,857*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,411,857*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,411,857*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) / /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Includes 21,029 shares of Common Stock, par value $.50 ("Common Stock"), of MAXXAM Inc. (the "Company") which Gilda Investments, LLC ("Gilda"), a wholly owned subsidiary of Giddeon Holdings, Inc. ("Giddeon"), has the right to acquire pursuant to options exercisable within 60 days of February 28, 2002.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gilda Investments, LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / X / (b) / /		
3	SEC USE ONLY		
4	SOURCE OF FUNDS (See Instructions) OO		
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /　Not applicable		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None	
	8	SHARED VOTING POWER 2,411,857*	
	9	SOLE DISPOSITIVE POWER None	
	10	SHARED DISPOSITIVE POWER 2,411,857*	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,411,857*		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) / /		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%		
14	TYPE OF REPORTING PERSON (See Instructions) OO		

* Includes 21,029 shares of Common Stock which Gilda has the right to acquire pursuant to options exercisable within 60 days of February 28, 2002.

SCHEDULE 13D

CUSIP No. 577913-10-6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Federated Development Investments, LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / X / (b) / /	
3	SEC USE ONLY	
4	SOURCE OF FUNDS (See Instructions) OO	
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / / Not applicable	
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 60,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 60,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) / /	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON (See Instructions) OO	

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)		Charles E. Hurwitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / X / (b) / /		
3	SEC USE ONLY		
4	SOURCE OF FUNDS (See Instructions)		AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / / Not applicable		
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	1,184,129*
	8	SHARED VOTING POWER	2,558,256**
	9	SOLE DISPOSITIVE POWER	1,184,129*
	10	SHARED DISPOSITIVE POWER	2,558,256**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,742,385
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) / /	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	50.5%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

---

* Includes (i) 1,064 shares of Common Stock that Mr. Hurwitz may acquire on a share-for-share basis upon conversion of Class A $.05 Non-Cumulative Participating Convertible Preferred Stock (the "Preferred Stock") of the Company beneficially held by him and 90,000 shares of Preferred Stock of which Mr. Hurwitz has the right to acquire pursuant to options exercisable within 60 days of February 28, 2002, and (ii) 108,740 shares of Common Stock of which Mr. Hurwitz has right to acquire pursuant to options exercisable within 60 days of February 28, 2002.

** Includes (i) options for 21,029 shares of Common Stock held by Gilda and (ii) 61,718 shares of Common Stock owned by Mr. Hurwitz's spouse, of which Mr. Hurwitz disclaims beneficial ownership.

SCHEDULE 13D

CUSIP No. 577913-10-6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hurwitz Investment Partnership L.P.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / X / (b) / /		
3	SEC USE ONLY		
4	SOURCE OF FUNDS (See Instructions) OO		
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / / Not applicable		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 46,500
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 46,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,500		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) / /		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON (See Instructions) PN		

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hurwitz 1992 Investment Partnership L.P.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / X / (b) / /		
3	SEC USE ONLY		
4	SOURCE OF FUNDS (See Instructions) OO		
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / / Not applicable		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 38,181
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 38,181
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,181		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) / /		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON (See Instructions) PN		

SCHEDULE 13D - AMENDMENT No. 29

The undersigned hereby amend their Amended and Restated Schedule 13D dated December 30, 1997, and as amended by Amendment No. 28 as of April 21, 2000, relating to the Common Stock, par value $.50 (the "Common Stock") of MAXXAM Inc., a Delaware corporation (the "Company"), as set forth below. Notwithstanding this Amendment No. 29, each prior text of the Statement speaks as of the respective date thereof. Except as otherwise noted, the information presented herein is as of February 28, 2002.

1.   Item 2 of the Statement entitled "Identity and Background" is hereby amended in its entirety to read as follows:

"**Item 2.   Identity and Background.**

(a) - (c) The Statement is being filed by a group consisting of Giddeon, Gilda, Federated Development Investments, LLC ("FDILLC"), Charles E. Hurwitz, the Hurwitz Investment Partnership L.P. (the "Investment Partnership"), and the Hurwitz 1992 Investment Partnership, L.P. (the "1992 Partnership" and collectively with the Investment Partnership, the "Partnerships") (hereinafter collectively referred to as the "Group").

Federated Development Company ("Federated") was a New York business trust which was converted into a Texas corporation in December 1999. Federated Development Inc. ("FDI") was a Delaware corporation and wholly owned by Federated. Both were prior members of the Group. On February 26, 2002, Federated was merged with and into a subsidiary of Giddeon, and FDI was merged with and into Gilda. Giddeon is a Delaware corporation and is wholly owned by Mr. Hurwitz and certain members of his immediate family and trusts for the benefit thereof. Gilda is a Delaware limited liability company, the Partnerships are Texas limited partnerships, and FDILLC is a Texas limited liability company. All of the foregoing entities have their principal executive offices at 5847 San Felipe, Suite 2600, Houston, Texas 77057.

Giddeon is principally engaged in the management of real estate loans and a portfolio of real estate properties. Through Giddeon's beneficial ownership of a majority of the voting power of the Company, Giddeon may be deemed to be also engaged in the businesses conducted by the Company, including aluminum operations, forest products operations, real estate management and development and racing operations.

Mr. and Mrs. Hurwitz each have a 4.32% general partnership interest and a 1% general partnership interest in the Investment Partnership and the 1992 Partnership, respectively. The Charles E. Hurwitz Grantor Retained Interest Trust and the Barbara Hurwitz Grantor Retained Interest Trust each hold a 45.68% limited partnership interest in the Investment Partnership. The Charles E. Hurwitz 1992 Irrevocable Retained Annuity Trust and the Barbara Hurwitz 1992 Irrevocable Retained Annuity Trust each hold a 49% limited partnership interest in the 1992 Partnership.

FDILLC is owned 79% by Gilda and 21% by Mr. Hurwitz. Gilda is the managing member of FDILLC. On December 3, 1997, Mr. Hurwitz transferred 60,000 shares of the Company's Common Stock to FDILLC. See Item 6 below. Mr. Hurwitz is sole Director and President of Giddeon; President of Gilda; and Chairman of the Board and Chief Executive Officer of the Company.

Appendix A annexed hereto sets forth additional information with respect to the residence or business address, present principal occupation or employment and name, principal business and address of the organization in which such employment is conducted of the executive officers and directors of Giddeon and the executive officers and directors of Gilda, including the individual members of the Group.

(d) - (e) During the last five years, none of the members of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years none of the members of the Group was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The individual members of the Group are citizens of the United States."

2.   Item 3 of the Statement entitled "Source and Amount of Funds or Other Consideration" is hereby amended as follows:

The first paragraph of Item 3 is hereby amended in its entirety to read as follows:

"As of February 28, 2002, the members of the Group beneficially owned an aggregate of 3,742,385 [1] shares of Common Stock, which includes (i) 752,441 shares of the Company's Preferred Stock convertible on a share-for-share basis into Common Stock (90,000 shares of Preferred Stock of which Mr. Hurwitz has the right to acquire pursuant to options exercisable within 60 days of February 28, 2002) and (ii) 108,740 shares of Common Stock of which Mr. Hurwitz has the right to acquire pursuant to options exercisable within 60 days of February 28, 2002. The shares of Preferred Stock are convertible on a share-for-share basis into shares of Common Stock."

3.   Item 4 of the Statement entitled "Purpose of the Transaction" is hereby amended by adding the paragraph below as the first paragraph of this Item 4:

"This Statement is being filed by the Group primarily due to the reorganization of certain of its members. On February 26, 2002, Federated was merged with and into a subsidiary of Giddeon, and FDI was merged with and into Gilda."

4.   Item 5 of the Statement entitled "Interest in Securities of the Issuer" is hereby amended and restated, in its entirety, as follows:

"**Item 5.   Interest in Securities of Issuer.**

(a)-(b) As of February 28, 2002, the aggregate number of shares of Common Stock deemed to be beneficially owned by members of the Group (inclusive of Common Stock issuable upon conversion of shares of Preferred Stock currently held or options for Common Stock or Preferred Stock exercisable within sixty (60) days of February 28, 2002) was 3,742,385[2], constituting approximately 50.5% of the shares of Common Stock outstanding.[3]

Each share of Common Stock has one vote per share and each share of Preferred Stock generally has ten votes per share. Accordingly, as of February 28, 2002, the Group possesses approximately 73.8% of the combined voting

---

[1]   Consists of (a) options for 21,029 shares of Common Stock held by Gilda, (b) 1,669,451 and 60,000 shares of Common Stock owned by Gilda and FDILLC, respectively, with respect to which Mr. Hurwitz indirectly possesses voting and investment power, (c) 661,377 shares of Preferred Stock held by Gilda, (d) 61,718 shares of Common Stock separately owned by Mr. Hurwitz's spouse and as to which Mr. Hurwitz disclaims beneficial ownership, (e) 46,500 shares of Common Stock owned by the Investment Partnership controlled by Mr. Hurwitz and his spouse, 23,250 of which shares were separately owned by Mr. Hurwitz's spouse prior to their transfer to such limited partnership and as to which Mr. Hurwitz disclaims beneficial ownership, (f) 38,181 shares of Common Stock owned by the 1992 Hurwitz Investment Partnership L.P., of which 19,090 shares are owned by Mr. Hurwitz's spouse as separate property and as to which Mr. Hurwitz disclaims beneficial ownership, (g) 984,325 shares of Common Stock held directly by Mr. Hurwitz, and (h) 1,064 shares of Preferred Stock and options exercisable within 60 days of February 28, 2002 to purchase 108,740 and 90,000 shares, respectively, of Common Stock and Preferred Stock held directly by Mr. Hurwitz."

[2]   See footnote 1

[3]   Based on 6,527,671 shares of Common Stock outstanding on February 28, 2002, as increased by 882,210 shares of Common Stock that members of the Group may acquire upon conversion of Preferred Stock they hold or options for Common Stock or Preferred Stock exercisable within sixty (60) days of February 28, 2002.

power of the Company's outstanding Common Stock and Preferred Stock.[4] The following table lists, as of February 28, 2002, (i) all shares of the Company's Common Stock and Preferred Stock beneficially owned by each member of the Group, (ii) the percentage of the Company's outstanding shares of Common Stock and Preferred Stock held by each member of the Group, and (iii) the percentage of combined voting power of the Company's outstanding Common Stock and Preferred Stock held by each member of the Group:

Member of Group	Title of Class	No. of Shares Beneficially Owned	Percent of Class	Percent of Combined Voting Power
Giddeon	Common Stock	1,750,480(1)	26.7	63.2
	Preferred Stock	661,377	*	
Gilda	Common Stock	1,750,480(1)	26.7	63.2
	Preferred Stock	661,377	*	
Charles E. Hurwitz	Common Stock	2,989,944(1)(2)	44.9	73.8
	Preferred Stock	752,441(3)	99.2	
FDILLC	Common Stock	60,000	*	*
	Preferred Stock	-0-	*	
Investment Partnership	Common Stock	46,500	*	*
	Preferred Stock	-0-	*	
1992 Partnership	Common Stock	38,181	*	*
	Preferred Stock	-0-	*	

*   Less than 1%.

(1)   Includes (a) options to purchase 21,029 shares of Common Stock held by Gilda, and (b) 1,669,451 and 60,000 shares of Common Stock owned by Gilda and FDILLC, respectively, as to which Mr. Hurwitz indirectly possesses voting and investment power.

(2)   Includes 61,718 shares of Common Stock separately owned by Mr. Hurwitz's spouse and as to which Mr. Hurwitz disclaims beneficial ownership.

(3)   Includes (a) 1,064 shares of Preferred Stock directly owned by Mr. Hurwitz, and (b) 90,000 shares of Preferred Stock which may be acquired pursuant to options exercisable within 60 days of February 28, 2002.

By reason of their positions and/or relationships with Gilda, the 1992 Partnership, the Investment Partnership or FDILLC, Mr. Hurwitz and Giddeon may be deemed to possess shared voting and investment power with respect to the Company's securities held by Gilda and FDILLC. The filing of this Statement shall not be construed as an admission that any individual member of the Group other than Mr. Hurwitz or Giddeon indirectly beneficially owns, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, any of the Company's securities held by Gilda or FDILLC.

Except as indicated in this Item 5, no member of the Group or, to the best knowledge of such members, any other person identified or referred to in Item 2 of this Statement, owns beneficially or has a right to acquire beneficial ownership of any shares of Common Stock or Preferred Stock.

(c) Not applicable

[4]   Based on 6,527,671 and 668,390 shares of Common Stock and Preferred Stock outstanding on February 28, 2002, respectively, as increased by the number of shares of Common Stock and Preferred Stock issuable to members of the Group under options presently exercisable or exercisable within 60 days of February 28, 2002 to acquire such shares. This percentage gives effect to the voting rights of ten votes per share of Preferred Stock.

(d) Not applicable

(e) Not applicable"

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2002   GIDDEON HOLDINGS, INC.

By: CHARLES E. HURWITZ
             Charles E. Hurwitz
             President

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2002   GILDA INVESTMENTS, LLC
                               By: Giddeon Holdings, Inc., as Sole Member

By: CHARLES E. HURWITZ
             Charles E. Hurwitz
             President

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2002   FEDERATED DEVELOPMENT INVESTMENTS, LLC

                       By: Gilda Investments, LLC, its Managing Member

                            By: Giddeon Holdings, Inc., as Sole Member

By: CHARLES E. HURWITZ
             Charles E. Hurwitz
             President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2002


CHARLES E. HURWITZ
Charles E. Hurwitz

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2002   HURWITZ INVESTMENT PARTNERSHIP L.P.


By: CHARLES E. HURWITZ
Charles E. Hurwitz
General Partner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2002   HURWITZ 1992 INVESTMENT PARTNERSHIP L.P.


By: CHARLES E. HURWITZ
Charles E. Hurwitz
General Partner

EXECUTIVE OFFICERS AND TRUSTEES
GIDDEON HOLDINGS, INC. ("Giddeon")

EXECUTIVE OFFICERS AND DIRECTORS
GILDA INVESTMENTS, LLC ("Gilda")

Name and Positions Held	Business Address	Present Principal Occupation or Employment
Charles E. Hurwitz Chairman of the Board, Chief Executive Officer, President and Trustee (Giddeon) President and Director (Gilda)	5847 San Felipe, Ste. 2600 Houston, Texas 77057	President and Director, Giddeon; President of Gilda, a wholly owned subsidiary of Giddeon; Chairman of the Board and Chief Executive Officer, MAXXAM Inc., which is engaged in aluminum operations, forest products operations, real estate management and development and horse racing through various subsidiaries.
Shawn M. Hurwitz Secretary-Treasurer (Giddeon) Secretary-Treasurer (Gilda)	5847 San Felipe, Ste. 2600 Houston, Texas 77057	Secretary-Treasurer, Giddeon; Secretary-Treasurer, Gilda; Director and Chief Executive Officer, Palmas del Mar Properties, Inc.; President and Director, MCO Properties Inc.
David A. Hurwitz	5847 San Felipe, Ste. 2600 Houston, Texas 77057	Director, Gilda

EXHIBIT 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D/A (the Statement) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 7, 2002.

GIDDEON HOLDINGS, INC.

By: CHARLES E. HURWITZ
             Charles E. Hurwitz
             President

GILDA INVESTMENTS, LLC
By: Giddeon Holdings, Inc., as Sole Member

By: CHARLES E. HURWITZ
             Charles E. Hurwitz
             President

FEDERATED DEVELOPMENT INVESTMENTS, LLC
By: Gilda Investments, LLC, its Managing Member
     By: Giddeon Holdings, Inc., as Sole Member

By: CHARLES E. HURWITZ
             Charles E. Hurwitz
             President

       CHARLES E. HURWITZ
             Charles E. Hurwitz

HURWITZ INVESTMENT PARTNERSHIP L.P.

By: CHARLES E. HURWITZ
             Charles E. Hurwitz
             General Partner

HURWITZ 1992 INVESTMENT PARTNERSHIP L.P.

By: CHARLES E. HURWITZ
             Charles E. Hurwitz
             General Partner